United States securities and exchange commission logo





                            December 3, 2020

       Greg Gilman
       Director
       Science Strategic Acquisition Corp. Alpha
       1447 2nd St
       Santa Monica, CA 90401

                                                        Re: Science Strategic
Acquisition Corp. Alpha
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
6, 2020
                                                            CIK No. 0001830547

       Dear Mr. Gilman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   We note the description
of certain "D2C" companies in Science   s current portfolio at page
                                                        3. Please revise to
clarify, if true, that you have not entered into any preliminary agreements with any of
these D2C companies.
       Provisions in our amended and restated certificate of incorporation, page 54

   2. We note your disclosure, at page 54, that your amended and restated certificate of incorporation will
designate the Court of Chancery of the State of Delaware as the
                                                        exclusive forum for
derivative actions. We also note your disclosure at page 142 regarding this exclusive forum
provision. Please revise your risk factor to clarify whether this
 Greg Gilman
Science Strategic Acquisition Corp. Alpha
December 3, 2020
Page 2
       provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your risk factor to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameGreg Gilman
                                                       Division of Corporation
Finance
Comapany NameScience Strategic Acquisition Corp. Alpha
                                                       Office of Energy &
Transportation
December 3, 2020 Page 2
cc:       Andrew Campbell
FirstName LastName